Omni Medical Holdings, Inc.
                 1257 Lake Plaza Drive, Ste. 219
                 Colorado Springs, Colorado 80906


October 20, 2005

United States
Securities and Exchange Commission
Attention:     Jeffrey Shady

Re: Reverse split and abandonment of Preliminary 14C regarding an increase in authorized shares

Dear Mr. Shady:

          In connection with our planned reverse split, all fractional shares will be rounded up to the nearest whole share.

          We are planning on indicating in an 8-K Current Report that the Preliminary 14C Information Statement is being abandoned.

          We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; that Staff comments or changes to disclosure to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and that we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

          If you have any further questions or comments please contact me at your earliest convenience; we anticipate accomplishing the foregoing within the next week to 10 days.


                              Yours very sincerely,


                              /s/Arthur Lyons
                              Arthur Lyons